UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

URANIUM INTERNATIONAL CORP.
________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
________________________________________________________________________________
(Title of Class of Securities)

917010100
______________________________________
(CUSIP Number)

MERCER GOLD CORPORATION
880 - 666 Burrard Street, Vancouver, British Columbia, Canada, V6C 2X8
Attn: Rahim Jivraj
Telephone: (604) 728-1514
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2010
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the United States Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________

CUSIP No. 917010100

1.             Names of Reporting Persons       MERCER GOLD CORPORATION (the "Reporting Person").
                I.R.S. Identification Nos. of above persons (entities only).

2.             Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐
                Not applicable.

3.             SEC Use Only:

4.             Source of Funds (See Instruction):   OO.

5.             Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐   Not applicable.

6.             Citizenship or Place of Organization:          British Columbia, Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.             Sole Voting Power:                        10,000,000 common shares of common stock.

8.             Shared Voting Power:                    Nil.

9.            Sole Dispositive Power:                 10,000,000 common shares of common stock.

10.           Shared Dispositive Power:                       Nil.

11.           Aggregate Amount Beneficially Owned by Each Reporting Person:     10,000,000 common shares of common stock.

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable.

13.           Percent of Class Represented by Amount in Row (11):           13.1%.(*)

14.           Type of Reporting Person (See Instructions):                          CO.

Notes:

(*)       Based on 76,137,500 common shares of the Issuer's common stock issued and outstanding as of April 15, 2010.

CUSIP No. 917010100

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (again, the "Act").

ITEM 1.                             SECURITY AND ISSUER

This statement relates to the voting common stock, $0.001 par value, of Uranium International Corp., a Nevada corporation (the "Issuer"). The Issuer maintains its principal executive offices at 15710 W. Colfax Avenue, Suite 201, Golden, Colorado 80401.

ITEM 2.                             IDENTITY AND BACKGROUND

Name:

This statement is filed by Mercer Gold Corporation (the Reporting Person).

The sole officer and director of the Reporting Person is Mr. Rahim Jivraj.

Residence or Business Address:

The Reporting Person's address is:
Mercer Gold Corporation
Suite 880, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8.

Mr. Jivraj's address is:
1404 - 1228 West Hastings Street, Vancouver, British Columbia, Canada V6E 4S6

Present Principal Business or Occupation:

The principal business of the Reporting Person is the acquisition, exploration and development of resource properties of merit.

Mr. Jivraj's principal occupation is that of a businessman. Mr. Jivraj is self-employed. In addition, since April 16, 2010, Mr. Jivraj has served as the President, Chief Executive Officer and a director of the Issuer.

Place of Organization or Citizenship:

The Reporting Person is organized as a corporation under the laws of the Province of British Columbia, Canada.

Mr. Jivraj is a Canadian citizen.

Criminal Proceedings:

During the last five years, neither the Reporting Person nor Mr. Jivraj has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, neither the Reporting Person nor Mr. Jivraj has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 917010100

ITEM 3.                SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 13, 2010, the Issuer entered into a definitive "Mineral Assets Option Agreement" with the Reporting Person (the "Definitive Option Agreement"), pursuant to which the Reporting Person formally granted to the Issuer an exclusive option (the "Option") to acquire all of the Reporting Person's current underlying option interests under a certain "Option Agreement", dated for reference March 4, 2010, as entered into between the Reporting Person and Comunidad Minera Guayabales (the "Underlying Property Owner"), pursuant to which the Reporting Person acquired from the Underlying Property Owner an option to acquire a 100% legal, beneficial and registerable interest in and to certain mineral property concession interests which are held by way of license and which are located in the Municipality of Marmato, Colombia, and which are better known and described as the "Guayabales" property.

The Definitive Option Agreement provided that, in order to exercise its Option, the Issuer was obligated to, among other things, make an initial issuance of 10,000,000 of the Issuer's common shares to the Reporting Person or to persons designated by the Reporting Person. As such, effective on April 15, 2010, the Issuer issued 10,000,000 common shares at a deemed issuance price of $0.50 per common share (for a total deemed issuance price of $5,000,000) to five individuals as directed by the Reporting Person, including 3,000,000 of such common shares to Mr. Jivraj. Thus, upon issuance of such common shares of the Issuer to the five individuals as directed by the Reporting Person, the Reporting Person ceased to be the beneficial owner of such common shares.

ITEM 4.                             PURPOSE OF TRANSACTION

The Reporting Person acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 as partial consideration for the grant of the Option to the Issuer as described above. As described above, the Reporting Person directed the Issuer to issue such common shares directly to five individuals as designated by the Reporting Person, including 3,000,000 of such common shares to Mr. Jivraj.

Subject to all relevant securities law restrictions, the Reporting Person and/or Mr. Jivraj may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, or as described in the Issuer's Schedule 14F-1 as filed with the Securities and Exchange Commission on May 7, 2010, neither the Reporting Person nor Mr. Jivraj has any current plans or proposals that relate to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)       any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

CUSIP No. 917010100

(g)       changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       any action similar to any of those enumerated above.

ITEM 5.                             INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that either of the Reporting Person or Mr. Jivraj is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)       For the purposes of this statement, the Reporting Person is reporting herein that, as of April 15, 2010, the Reporting Person was the beneficial owner of 10,000,000 common shares of the Issuer's common stock, representing approximately 13.1% of the Issuer's issued and outstanding common stock. The Reporting Person directed the Issuer to issue such common shares directly to five individuals as designated by the Reporting Person. As such, as of the date hereof, the Reporting Person is the beneficial owner of Nil shares of the Issuer's common stock.

As described above, the Reporting Person directed the Issuer to issue 3,000,000 common shares to Mr. Jivraj on April 15, 2010. In addition, on April 10, 2010, the Issuer granted to Mr. Jivraj options to purchase up to 750,000 common shares of the Issuer's common stock at an exercise price of $0.50 per share expiring on April 10, 2020. As such, as of April 15, 2010, and as of the date hereof, Mr. Jivraj was the beneficial owner of 3,750,000 common shares of the Issuer's common stock, representing approximately 4.9% of the Issuer's issued and outstanding common stock.

(b)       For the purposes of this statement, the Reporting Person is reporting herein that, as of April 15, 2010, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 10,000,000 common shares of the Issuer' common stock, representing approximately 13.1% of the Issuer's common stock. The Reporting Person Mercer directed the Issuer to issue such common shares directly to five individuals as designated by the Reporting Person. As such, as of the date hereof, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, Nil shares of the Issuer's common stock.

As described above, the Reporting Person directed the Issuer to issue 3,000,000 common shares to Mr. Jivraj on April 15, 2010. In addition, on April 10, 2010, the Issuer granted to Mr. Jivraj options to purchase up to 750,000 common shares of the Issuer's common stock at an exercise price of $0.50 per share expiring on April 10, 2020. As such, as of April 15, 2010, and as of the date hereof, Mr. Jivraj had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of, 3,750,000 common shares of the Issuer's common stock, representing approximately 4.9% of the Issuer's issued and outstanding common stock.

(c)       As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by either the Reporting Person or Mr. Jivraj other than as disclosed herein.

(d)       As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person or Mr. Jivraj had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

CUSIP No. 917010100

(e)       The Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer's common stock on April 15, 2010, as described above. As of April 15, 2010, and as of the date hereof, Mr. Jivraj is the beneficial owner of 4.9% of the Issuer's common stock.

ITEM 6.              CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, neither the Reporting Person nor Mr. Jivraj has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and neither of the Reporting Person nor Mr. Jivraj has pledged securities of the Issuer nor are the securities of the Issuer held by either of the Reporting Person or Mr. Jivraj subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.              MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 11, 2010.	MERCER GOLD CORPORATION
	By:	"Rahim Jivraj" Rahim Jivraj President and director

__________